Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT
51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

September 15, 2015

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on September 15, 2015 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces the appointment of Anne Day to the Richmont executive team as Vice President, Investor Relations. Anne will be responsible for the strategic execution of the Corporation’s global investor relations program and will be based in Toronto, Ontario.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

September 17, 2015

PRESS RELEASE

Richmont Mines inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT MINES STRENGTHENS EXECUTIVE TEAM BY APPOINTING
ANNE DAY AS VICE PRESIDENT, INVESTOR RELATIONS

TORONTO, Ontario, Canada, September 15, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is pleased to announce the appointment of Anne Day to the Richmont executive team as Vice President, Investor Relations. Anne will be responsible for the strategic execution of the Corporation’s global investor relations program and will be based in Toronto, Ontario.

Anne brings over 18 years of investor relations and corporate communication experience, including 11 years in mining, to Richmont. During her career, Anne has demonstrated a proven ability to create “best in class” global investor relations and communications programs and that experience will help position Richmont for continued success. She most recently served as Vice President, Investor Relations and Communications for AuRico Gold Inc. where she was a key member of the executive team and an integral part of numerous corporate transactions and the strategic execution of the corporation’s growth strategy.

“Anne is an excellent complement to our executive team at this exciting stage of our corporation’s evolution. Her significant knowledge and experience and demonstrated ability to create “best in class” investor relations programs will best position Richmont for the next phase of its strategic transformation. I look forward to working with Anne in her new role as we continue to grow Richmont in the coming years.” commented Renaud Adams, President and Chief Executive Officer.

“I am excited to join the Richmont team as I see tremendous opportunity to create shareholder value. Richmont’s quality asset base in Canada has significant organic growth and exploration potential, particularly at the high-grade Island Gold operation, and is led by a proven management team. With a strong Balance Sheet and growing free cash flow streams, Richmont is well positioned for the next stage of its strategic growth profile. I am looking forward to working with the Richmont team to unlock the inherent value at Richmont.” commented Anne Day, Vice President, Investor Relations.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES STRENGTHENS EXECUTIVE TEAM BY APPOINTING ANNE DAY AS VICE PRESIDENT, INVESTOR RELATIONS
September 15, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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